SEC FILE NUMBER
814-00659

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one)	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR
	For Period Ended:	June 30, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Prospect Capital Corporation
Full Name of Registrant

Prospect Energy Corporation
Former Name if Applicable

10 East 40th Street, 44th Floor, New York, New York 10016
Address of Principal Executive Office (Street and Number)

New York, NY 10016
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     Due to the substantial increase in the number of the Registrant’s portfolio investments as compared to last year, the recent completion near the end of the fiscal year of a $200 million on-balance-sheet special-purpose-vehicle conduit revolving credit facility with Rabobank Nederland, and the need to complete all testing of processes, systems and controls required or deemed appropriate under Section 404A of the Sarbanes-Oxley Act, an outsourced service provider to the Registrant has requested and received from the Registrant an extension of time to complete its preparatory work, and, as a consequence, the Registrant is filing this extension on Form 12b-25 for up to 15 calendar days, or until September 28, 2007, to complete and file its audited financial statements and Annual Report on Form 10-K for the fiscal year ended June 30, 2007. The Registrant expects to file Form 10-K on or before September 28, 2007, within this extension period.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

John F. Barry III	(212)	448-0702
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Prospect Capital Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	September 5, 2007		By:	/s/ M. Grier Eliasik
		Name:	M. Grier Eliasik
		Title:	President and Chief Operating Officer